EXHIBIT 4.2

BOSTON PACIFIC MEDICAL, INC.

CERTIFICATE

OF

DESIGNATION OF RIGHTS

OF

SERIES B PREFERRED STOCK

The Series B Preferred Stock (hereinafter the "Preferred Stock") of Boston Pacific Medical, Inc., a Nevada corporation (the "Corporation"), shall have the following rights and preferences:

A. Liquidation Rights. The holders of the Preferred Stock shall have liquidation rights as follows (the "Liquidation Rights"):

1. Payments. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Preferred Stock are entitled to receive, out of legally available assets, a liquidation preference of $1.00 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of the Company's common stock (the "Common Stock") or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Preferred Stock. But the holders of Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preferences of any series or class of the Company's stock hereafter issued that ranks senior as to liquidation rights to the Preferred Stock ("senior liquidation stock") has been paid in full. The holders of Preferred Stock and all other series or classes of the Company's stock hereafter issued that rank on a parity as to liquidation rights with the Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company.

2. Corporation Action. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding upon the Company.

B. Conversion. The holders of the Preferred Stock shall not have conversion rights.

C. Voting Rights. The Holders of the Preferred Stock shall have 1,300 votes per share of Preferred Stock, and shall be entitled to vote on any and all matters brought to a vote of shareholders of Common Stock. Holders of Preferred Stock shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Corporation's Bylaws and applicable statutes.

D. Protective Provisions. So long as shares of Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by voting or written consent, as provided by Massachusetts law) of the holders of at least a majority of the then outstanding shares of Preferred Stock:

* alter or change the rights, preferences or privileges of the shares of Preferred Stock so as to affect adversely the Preferred Stock;

* create any new class or series of stock having a preference over the Preferred Stock with respect to Distributions (as defined in Paragraph A above); or

* do any act or thing not authorized or contemplated by this Designation which would result in taxation of the holders of shares of the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

E. Redemption of Stock. The Preferred Stock shall not be subject to redemption by the Corporation.

F. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Corporation from issuing one or more series of preferred stock with such preferences as may be determined by the Board of Directors, in its discretion.

G. Amendments. The designation, number of, and voting powers, designations, preferences, limitations, restrictions and relative rights of the Preferred Stock may be amended by a resolution of the Board of Directors.

H. Number of Preferred Shares in Series. The total number of Preferred Shares in this series shall be 10,000.